Mail Stop 3561

February 18, 2010

Francisco Mendez
President
El Palenque Vivero, Inc.
8567 Coral Way
Suite 198
Miami, FL 33155

> **Re:** **El Palenque Vivero, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2009**
> **Filed December 23, 2009**
> **File No. 333-138927**

Dear Mr. Mendez:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services